CIBC

March 12, 2013

Harvest Operations Corp.
2100 Calgary Place
330 - 5th Avenue S.W.
Calgary, Alberta T2P 0L4

Facsimile: (403) 266-1438
Attention: Vice President, Finance and Chief Financial Officer

Re: Harvest Operations Corp. Amended and Restated Credit Agreement dated April 30, 2010 among Harvest Operations Corp. as Borrower, Canadian Imperial Bank of Commerce as Administrative Agent and the Lenders party thereto (as amended prior to the date hereof, the "Credit Agreement"; capitalized words and terms used in this letter but not defined herein will have the meanings ascribed thereto in the Credit Agreement)

The Agent is pleased to confirm that all of the Lenders have agreed to amend Section 13.1(r) of the Credit Agreement to replace "Consolidated Senior Debt" with "Aggregate Principal Amount". Given the minor nature of this amendment, we have agreed to defer documenting this amendment in a formal amending agreement until other amendments to the Credit Agreement are required and, until such time, you will be entitled to rely on this letter as evidence of the Agent's and the Lenders' agreement to this amendment.

This amendment was requested by you in order to facilitate you obtaining an unsecured bridge loan of US$400 million (the "**Bridge Loan**") which will be used to fund the prepayment of certain series of the Convertible Debentures. You have advised us that the Bridge Loan will be permitted by the financial covenants in Section 14.3 of the Credit Agreement and by Section 4.09 of the note indenture described in part (a) of the definition of Note Indenture, in each case, as determined on a pro forma basis after giving effect to the drawdown of the Bridge Loan in its entirety.

Please confirm your acceptance of this amendment and such pro forma compliance by executing this letter in the signature block provided below.

Yours truly,

Canadian Imperial Bank of Commerce as Agent

[signature]

Name: ***Kevin McConnell***
Title: ***Executive Director***

Accepted and Confirmed:

Harvest Operations Corp.

[signature]

Name: CHANG-KOO KANG
Title: CFO

CALGARY: *2075643v1*